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KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Ballard Power Systems Inc.

We consent to the use of our report dated February 5, 2004 included in this annual report on Form 40-F.

We also consent to the use of our report dated February 5, 2004 related to "Comments by Auditor for U.S. Readers on Canada — U.S. Reporting Difference" included on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statements (Nos. 333-104193, 333-102364, 333-99077, 333-98009, 333-97561, 333-97559, 333-89414, 333-89088, 333-89064, 333-108775) on Form S-8 of Ballard Power Systems Inc.

Chartered Accountants

Vancouver, Canada
February 5, 2004

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CONSENT OF INDEPENDENT ACCOUNTANTS